May 2, 2008
VIA EDGAR CORRESPONDENCE
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.
20549
Dear Mr. Spirgel:
Re:	Nortel Networks Corporation (“Nortel” or the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 27, 2008 (“2007 Form 10-K”)

     We refer to the comment letter dated April 21, 2008 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the 2007 Form 10-K filed by Nortel (the “April 2008 Comment Letter”). The text set forth below immediately following each paragraph number is a verbatim reproduction of comments contained in the April 2008 Comment Letter. Nortel will include revised disclosures in future filings where appropriate. Unless otherwise indicated, all amounts are in millions of U.S. dollars.
Notes to Consolidated Financial Statements
8. Employee benefit plans, page 126
1.	We note that in “Change in benefit obligation” your actuarial gains and losses for your defined benefit plans and post-retirement benefits changed significantly from 2006 to 2007. Tell us what assumptions and estimates changed in 2007 that resulted in these significant differences from the prior year. Provide these disclosures in your critical accounting policies and estimates of your MD&A or tell us why such disclosures are not required.
     Please be supplementally advised that, as disclosed in Nortel’s 2007 Form 10-K in Application of Critical Accounting Policies and Estimates on page 76, the discount rates used to measure pension and post-retirement obligations changed from 2006 to 2007. As part of the annual measurement, the discount rate used to measure pension obligations increased from 5.1% in 2006 to 5.8% in 2007 and the discount rate used to measure post-retirement obligations increased from 5.4% in 2006 to 5.8% in 2007, resulting in substantially all of the net actuarial gain. This gain was partially offset by actuarial losses resulting from refining the Company’s mortality assumptions and an increase in the indexed inflation rate assumption in one of Nortel’s pension plans. Other
Paul Karr
Controller
Nortel Networks Corporation
195 The West Mall, Toronto, Ontario, Canada M9C 5K1  T 905.863.7253
pkarr@nortel.com

typical and individually insignificant experience gains and losses, demographic assumption changes and economic assumption changes account for the remaining net gain. Also note that on page 76 of the 2007 Form 10-K in Management’s Discussion and Analysis Nortel believes it provides meaningful disclosure in the Change in Assumption Table that highlights the sensitivity of pension and post-retirement benefit expense to changes in certain assumptions.
In future filings Nortel will expand its pension disclosure to discuss, as measured at the measurement date, changes to assumptions and estimates that result in significant changes in actuarial gains and losses.
12. Guarantees, page 143
Product warranties, page 146
2.	We note that you have $88 million in warranty revisions for the year ended December 31, 2007. Tell us the reason(s) for these revisions and how these revisions affected your financial statements. Provide this disclosure in your MD&A results of operations and your critical accounting policies and estimates.
     Please be supplementally advised that the $88 of revisions primarily relate to $93 of releases, partially offset by $9 of foreign exchange adjustments. As disclosed in Nortel’s 2007 Form 10-K in Application of Critical Accounting Policies and Estimates on page 68, provisions are recorded for estimated costs related to warranties given to customers on products to cover defects. These provisions are calculated based on historical return rates as well as on estimates that take into consideration the historical material costs and the associated labor costs to correct the product defect. Increases or decreases in these inputs quarter over quarter may result in releases or additional warranty obligations. Known product defects are specifically provided for as Nortel becomes aware of such defects.
     For the year ended December 31, 2007, $79 of the releases related to product warranties and $14 related to known product defects. Revisions for the year ended December 31, 2007 impacted results of operations by reducing cost of revenues by $88. Overall, cost of revenues declined by $645 to $6,334 in 2007 from $6,979 in 2006. The following are the significant reasons for the releases related to product warranties for the year ended December 31, 2007:
•	declining return rate trends in Asia as certain major customer projects were completed and customers moved to service maintenance contracts;

•	sequential changes in Asia cost of revenues driving adjustments to the warranty models;

•	historical return and material cost rates being replaced with lower current return and material cost rates as cost reduction and efficiency initiatives took effect; and

•	sequential reductions in cost of revenues of various product portfolios reducing the cost of revenues warranty obligation.
     The following are the significant reasons for the releases related to known product defects for the year ended December 31, 2007:

2

•	release of unutilized provisions at the completion of a known product defect program. Programs are monitored and adjustments to the known product defects accrual are made on a regular basis, however, there are instances when changes in the known product defects accrual estimates occur in the last quarter of a particular remediation program such that the release effectively occurs at the completion of the remediation program;

•	adjustments to original estimates resulting from actual claims during the program being less than originally estimated; and

•	foreign exchange adjustments resulted from the translation of foreign currency balances to Nortel’s reporting currency.
     Discussion was not included in Results of Operations in Management’s Discussion and Analysis in the 2007 Form 10-K as the revisions were not considered material.
     In future filings, Nortel will expand its disclosures to include a more detailed description of the key assumptions used to estimate its warranty accrual in its Application of Critical Accounting Policies and Estimates and, if material, a description of the reasons for the revisions in Results of Operations in Management’s Discussion and Analysis.
* * * * * * * * * * * * * * * * * * * *
     Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * * * * * * * * * * * * *
     Please contact Anna Ventresca, Assistant General Counsel — Corporate and Assistant Secretary at 905.863.1204 or the undersigned at 905.863.7253 with any questions or if we can be of any further assistance regarding the foregoing.
Yours very truly,
/s/  Paul Karr
Paul Karr
Controller
Nortel Networks Corporation
cc:	Inessa Kessman, Senior Staff Accountant, Division of Corporation Finance
Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance
Paviter S. Binning, Executive Vice-President and Chief Financial Officer, Nortel
Anna Ventresca, Assistant General Counsel — Corporate and Assistant Secretary, Nortel

3